Exhibit 1:

Deleted Names:

Full Legal name	Domestic, Foreign, Individual	Status	Date Status Acquired	Ownership Code	Control Person	Public Reporting Company	CRD#, EIN SSN, IRS#
Abenante, Anthony Louis	Individual	Interim Head of Equities Sales and Trading – Texas Designated Officer	04/2021	Less than 5%	N	N	1994313
Dell'arena, Anthony Joseph	Individual	Chief Compliance Officer (CCO) for Investment Adviser	08/2018	Less than 5%	N	N	2691702
Kim, Jay	Individual	Board Member, Co-Head of Fixed Income Sales and Trading and Head of Credit	04/2021	Less than 5%	N	N	2943078
Lalime, Crystal Marie	Individual	General Counsel	01/2019	Less than 5%	N	N	5027893
Miller, David Lawrence	Individual	Interim CEO and Head of Investment Banking Capital Markets	01/2022	Less than 5%	Y	N	2973313

New Additions:

Full Legal name	Domestic, Foreign, Individual	Status	Date Status Acquired	Ownership Code	Control Person	Public Reporting Company	CRD#, EIN SSN, IRS#
Credit Suisse Group Finance (U.S.) LLC	Domestic Entity	Minority Interest	05/2023	Less than 5%	N	Y	74-2974652
Ebert, Michael J	Individual	Head of Credit Suisse Investment Bank, Board Member, Texas Designated Officer	08/2022	Less than 5%	N	N	4556059
Nottebohm, Barbara Holland	Individual	General Counsel	02/2023	Less than 5%	N	N	3059478
Wipf, Thomas	Individual	Chief Executive Officer, Board Member	07/2023	Less than 5%	N	N	1559273

Exhibit 2:

Deleted Indirect Owners:

Full Legal name	Domestic, Foreign, Individual	Entity in which Interest is Owned	Status	Date Status Acquired	Ownership Code	Control Person	Public Reporting Company	CRD#, EIN SSN, IRS#, Emp. ID
Credit Suisse Group AG	Foreign Entity	Credit Suisse AG	Shareholder	01/1997	75% or more	Y	N	Foreign

New Indirect Owners:

Full Legal name	Domestic, Foreign, Individual	Entity in which Interest is Owned	Status	Date Status Acquired	Ownership Code	Control Person	Public Reporting Company	CRD#, EIN SSN, IRS#, Emp. ID
UBS Group AG	Foreign Entity	Credit Suisse AG	Shareholder	06/2023	75% or more	Y	Y	Foreign

Part II, Item 1:
Broker-Dealer Operator Trading Activities on the ATS

a. Are business units of the Broker-Dealer Operator permitted to enter or direct the entry of orders and trading interest (*e.g.,* quotes, conditional orders, or indications of interest) into the NMS Stock ATS?

Yes ☒ No☐

If yes, name and describe each type of business unit of the Broker-Dealer Operator that enters or directs the entry of orders and trading interest into the ATS (e.g., NMS Stock ATS, type of trading desks, market maker, sales or client desk) and, for each business unit, provide the applicable MPID and list the capacity of its orders and trading interest (*e.g.,* principal, agency, riskless principal).

Directing the entry of orders to Crossfinder ATS can be accomplished in two ways: (1) being a Direct Subscriber of Crossfinder, or (2) being an Indirect Subscriber of Crossfinder and requesting a customized Smart Order Router (SOR) configuration which only accesses Crossfinder (see Part II Item 5 for a discussion of Direct and Indirect Subscribers of Crossfinder). No trading desk within Credit Suisse Securities (USA) LLC ("CSSU") has the ability to direct the entry of orders into the ATS aside from the AES business unit (defined in Part II Item 5), which may only do so on behalf of an Indirect Subscriber as described in scenario (2) above. AES uses the FBCO MPID and acts in an agency capacity.

Credit Suisse's Cash Equities, Credit, and ~~Structured Products~~ Equity Derivatives business units may also have the ability to enter orders and trading interest into AES as an Indirect Subscriber. AES may route the order, or part of the order, to Crossfinder, as an Indirect Subscriber. The Credit and ~~Structured Products~~ Equity Derivatives business units would trade in AES (and potentially Crossfinder) for principal hedging purposes, under FBCO MPID.

The ~~Cash~~ Equities business unit is comprised of several underlying ~~businesses~~ trading desks: ~~(1) Cash~~ Equities, which consists of Program Trading, High Touch, ~~Systematic Strategies,~~ Primary Cash, and AES.   These business units route orders to AES in a principal, agency, or riskless principal capacity, under the FBCO MPID. ~~(2) Equity Derivatives & Convertibles, which consists of Flow Derivatives, Structured Derivatives, Financing & Strategic Equity Derivatives, and Convertibles. These business units would route orders principally to AES for derivative hedging purposes, under the FBCO MPID. (3) Prime Services Delta 1 Swaps. This business unit would route orders principally to AES for hedging of single-name and index swaps, under FBCO MPID.~~

Part II, Item 2:
<u>Affiliates Trading Activities on the ATS</u>

a. Are Affiliates of the Broker-Dealer Operator permitted to enter or direct the entry of orders and trading interest into the NMS Stock ATS?

Yes ☒ No☐

If yes, name and describe each type of Affiliate that enters or directs the entry of orders and trading interest into the ATS (<u>e.g.,</u> broker-dealer, NMS Stock ATS, investment company, hedge fund, market maker, principal trading firm), and, for each Affiliate, provide the applicable MPID and list the capacity of its orders and trading interest (e.g., principal, agency, riskless principal).

Directing the entry of orders to Crossfinder ATS can be accomplished in two ways: (1) being a Direct Subscriber of Crossfinder, or (2) being an Indirect Subscriber of Crossfinder and requesting a customized Smart Order Router (SOR) configuration which only accesses Crossfinder (see Part II Item 5 for a discussion of Direct and Indirect Subscribers of Crossfinder). No CSSU Affiliate enters orders directly into the ATS as a Direct Subscriber. One Affiliate, Credit Suisse Switzerland Ltd. (Credit Suisse Schweiz AG) (Swiss private bank), has the ability to direct the entry of orders to Crossfinder as an Indirect Subscriber using a customized SOR configuration. Some external AES clients (predominantly non-US-domiciled external clients), who face CSSU Affiliates for booking and settlement purposes (instead of facing CSSU directly), may similarly be enabled to direct their orders to Crossfinder via a customized SOR configuration. In such cases, CSSU would face the corresponding affiliate broker dealer entity for settlement. These entities may include 'Credit Suisse International ~~Securities (Europe) Limited~~' (European broker-dealer); 'Credit Suisse Bank (Europe) ~~Securities, Sociedad de Valores~~, S.A' (European broker-dealer); 'Credit Suisse Securities (Hong Kong) Limited' (Hong Kong broker-dealer); 'Credit Suisse Securities (Canada), Inc.' (Canada broker dealer); ~~'Casa de Bolsa Credit Suisse (Mexico), S.A. de C.V.' (Mexican broker dealer);~~ 'Credit Suisse (Brasil) S.A. Corretora de Titulos e Valores Mobiliarios' (Brazilian broker dealer). None of these Affiliates have an associated MPID, and orders from these Affiliates are handled under CSSU's MPID of FBCO in an agency capacity.

Part II, Item 4:
<u>Arrangements with Trading Centers</u>

a. Are there any formal or informal arrangements (<u>e.g.,</u> mutual, reciprocal, or preferential access arrangements) between the Broker-Dealer Operator and a Trading Center to access the NMS Stock ATS services (<u>e.g.,</u> arrangements to effect transactions or to submit, disseminate, or display orders and trading interest in the ATS)?

Yes ☒ No ☐

If yes, identify the Trading Center and the ATS services and provide a summary of the terms and conditions of the arrangement.

CSSU has executed ~~a~~ mutual access ~~agreements~~ agreement with the following ~~two~~ broker-dealer ~~operators~~ operator of ~~an~~ alternative trading ~~systems~~ system: National Financial Services LLC ~~and UBS Securities LLC~~. ~~These agreements provide~~ This agreement provides access to Crossfinder on the same terms as any other Subscriber and there are no special understandings or arrangements with ~~any of~~ the broker-dealer ~~operators~~ operator (or the trading ~~centers~~ center which ~~it operates~~ ~~they operate~~) regarding activity in Crossfinder. The bilateral ~~agreements serve~~ agreement serves the purpose of streamlining the legal process by granting CSSU access to the alternative trading ~~systems~~ system operated by ~~each of~~ the broker-dealer ~~operators~~ operator contemporaneously with ~~those~~ the broker-dealer ~~operators~~ operator gaining access to Crossfinder.

b. If yes to Item 4(a), are there any formal or informal arrangements between an Affiliate of the Broker-Dealer Operator and a Trading Center to access the NMS Stock ATS services?

Yes ☐ No ☒

If yes, identify the Trading Center and ATS services and provide a summary of the terms and conditions of the arrangement.

Part III, Item 11:
<u>Trading Services, Facilities and Rules</u>

c. Explain the established, non-discretionary rules and procedures of the NMS Stock ATS, including order interaction rules for the priority, pricing methodologies, allocation, matching, and execution of orders and trading interest, and other procedures governing trading, such as price improvement functionality, price protection mechanisms, short sales, locked-crossed markets, the handling of execution errors, and the time-stamping of orders and executions.

[changes only to the below section]

Crossfinder Error Policy and Reporting Time Stamps
CSSU handles execution errors occurring within Crossfinder in accordance with the firm's Clearly Erroneous Policy. A Clearly Erroneous Trade is defined as an execution at a price, for a quantity of shares, or with a symbol, that is substantially inconsistent with the current trading pattern of the issue. In the unlikely event of a bad market data due or in unusual circumstances including periods of extreme market volatility, sustained illiquidity, or widespread system issues, trades executed on Crossfinder may be subject to review under the Clearly Erroneous Policy. The use of Crossfinder by a Participant constitutes acceptance of CSSU's right to break any trade, or modify the terms of any trade. CSSU may, at the request of a Subscriber or on its own initiative, review any trade matched on Crossfinder if the trade is substantially inconsistent with the current trading pattern of the security. When CSSU initiates a trade review, it will attempt to promptly notify all parties to the trade via e-mail and/or telephone. If a Subscriber seeks review of a trade executed on Crossfinder, the Subscriber should

notify CSSU in writing within thirty (30) minutes of execution. CSSU will make a final determination generally within one hour or as promptly as reasonably practicable under the circumstances and notify all parties to the trade.

Crossfinder time stamps orders upon receipt in the ATS and executions at the time they occur in accordance with applicable FINRA ~~Order Audit Trail System~~ Consolidated Audit Trail and trade reporting rules. Crossfinder determines queue position for CloseX Orders and VWAPX Orders based on new order receipt time. Crossfinder does not support order modifications.